Exhibit 99.2

ALL RIG HT S BELONG TO FUSION - FUEL Q4 2022 PRESENTATION

ALL RIG HT S BELONG TO FUSION - FUEL 2 SAFE HARBOR STATEMENT This presentation includes statements of future events, conditions, expectations, and projections of Fusion Fuel Green plc (the “Company”) . Such statements are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 . The Company’s actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward - looking statements as predictions of future events . Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” and similar expressions are intended to identify such forward - looking statements . These forward - looking statements include, without limitation, estimates and projections of future performance, which are based on numerous assumptions about sales, margins, competitive factors, industry performance and other factors which cannot be predicted . Such assumptions involve a number of known and unknown risks, uncertainties, and other factors, many of which are outside of the Company’s control, including, among other things : the failure to obtain required regulatory approvals ; changes in Portuguese, Spanish, Moroccan, or European green energy plans ; the ability to obtain additional capital ; field conditions and the ability to increase production capacity ; supply chain competition ; changes adversely affecting the businesses in which the Company is engaged ; management of growth ; general economic conditions, including changes in the credit, debit, securities, financial or capital markets ; and the impact of COVID - 19 or other adverse public health developments on the Company’s business and operations . Should one or more of these material risks occur or should the underlying assumptions change or prove incorrect, the actual results of operations are likely to vary from the projections and the variations may be material and adverse . The forward - looking statements and projections herein should not be regarded as a representation or prediction that the Company will achieve or is likely to achieve any particular results . This Presentation does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of Fusion Fuel . The Company cautions readers not to place undue reliance upon any forward - looking statements and projections, which speak only as of the date made . The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based . Financial Update Presentation The Company’s consolidated financial data is prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”) and is denominated in Euros (“EUR” or “€”) . The numbers shown in this presentation have not been audited and therefore may vary to the final financial results disclosed by the company as part of the annual report . The unaudited consolidated financial data reflects, in the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of the Company's financial data for the periods indicated . The unaudited consolidated financial data should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31 , 2021 included in the Company's Annual Report on Form 20 - F for the year ended December 31 , 2021 . Use of Social Media as a Source of Material News The Company uses, and will continue to use, its LinkedIn profile, website, press releases, and various social media channels, as additional means of disclosing information to investors, the media, and others interested in the Company . It is possible that certain information that the Company posts on social media or its website, or disseminates in press releases, could be deemed to be material information, and the Company encourages investors, the media and others interested in the Company to review the business and financial information that the Company posts on its social media channels, website, and disseminates in press releases, as such information could be deemed to be material information .

ALL RIG HT S BELONG TO FUSION - FUEL ▪ Focus on Fusion ▪ Q4 Financials & Highlights ▪ Tech Update ▪ Commercial Strategy Update ▪ 2023 Milestones ▪ Q&A AGENDA

ALL RIG HT S BELONG TO FUSION - FUEL 01 – FOCUS ON FUSION

01 – FUSION FUEL: A PURE-PLAY GREEN HYDROGEN SOLUTIONS COMPANY

FUSION FUEL™

Transformative Technology

Powered by a proprietary miniaturized PEM electrolyzer

- **Modularity unlocks economies of scale in manufacturing**
- **Patented technology with verified performance**
- **Deployment not reliant on costly infrastructure buildout**
- **Enables grid-independent co-location with end user**

Highly Competitive Levelized Cost of Hydrogen

Modular approach unlocks competitive levelized costs for small-to-midscale green hydrogen projects; closely aligned with current demand profile in higher-value hydrogen verticals


LCOH Analysis by Production Pathway ($/kg)
$12
$10
$8
$6
$4
$2
$0
SMR LCOH
PEM LCOH
HEVO LCOH
$100/ton carbon
$50/ton carbon
Est. Logistics Cost
$2.00
$1.18
$2.00
$3.37
$2.00
$3.48 - $7.55
$2.96 - $4.47
Current US SMR¹
Current EU SMR¹
Centralized PEM²
HEVO³
Illustrative H_2 Transportation Cost ($/kg)⁴
$1.80
$1.00
$0.80
$2.00
$0.40
$1.60
$1.90
$1.60
$0.30
Gaseous Trucking
Liquid Trucking
Pipeline (New)
FUSION FUEL™
Preparation
Distribution

[1] Bloomberg natural gas strip pricing as of January 2023 (Henry Hub: US$3.27/MMBtu; Dutch TTF: €20.18/MMBtu)

[2] Lazard Levelized Cost of Hydrogen Analysis – Version 2.0, October 2021; LCOH analysis is based on data collected from industry and a discounted cash flow analysis which calculates the revenue requirement to achieve a levered equity return of 12%; LCOH sensitivity analysis assumes a 1 MW PEM electrolyzer operating at 98% utilization, with an electrolyzer CapEx range of $1,420 - $2,130 / kW and an energy cost range of $20 - $60 / MWh

[3] Assumes hydrogen is produced at 4 bar at 99.995% purity; LCOH figures do not include: grant funding, additional purification / compression above 4 bar, storage equipment, or civil construction / EPC costs

[4] Hydrogen Council and McKinsey & Company "Path to Hydrogen Competitiveness: A Cost Perspective" (2020)

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ALL RIG HT S BELONG TO FUSION - FUEL 02 – Q4 HIGHLIGHTS & FINANCIAL REVIEW

ALL RIG HT S BELONG TO FUSION - FUEL Key Developments ▪ Announcement of € 5 m contingent technology sale contract for a 3 . 2 MW green hydrogen project in Spain ▪ Announcement of € 2 m technology sale contract with KEME Energy for a green hydrogen project in Portugal ▪ Announcement of an agreement with Duferco Energia SpA to develop Italian green hydrogen market ▪ Announcement of an agreement with Electus Energy to develop a 75 MW green hydrogen project in Bakersfield, California ▪ Introduced a new centralized PEM electrolyzer solution, the HEVO - Chain and filed respective patent ▪ Fusion Fuel consortium awarded € 36 m grant from Portugal’s C - 05 Mobilizing Agendas for Business Innovation ▪ Announcement of € 9 m Sale and leaseback of Benavente factory Subsequent Events ▪ Announcement of an offtake agreement with Portuguese gas utility Dourogás ▪ Announcement of the signature of the terms of acceptance for € 10 m grant funding from C - 14 of PRR ▪ Selected for € 2 . 54 m technology sale tender for CSIC in Spain, pending final contract negotiations ▪ Awarded € 3 . 35 m H 2 Pioneros grant under the PERTE program in Spain for a 2 . 4 MW project ▪ Signed MoU with a leading logistics equipment provider to create hydrogen logistic equipment solutions together 7 02 – FOURTH QUARTER HIGHLIGHTS

02 – FINANCIAL DATA (UNAUDITED)

FUSION FUEL™

KEY FINANCIALS & FIGURES (€000's) (Unaudited)	Q4 2022	Q3 2022
o/w share-based payment (non-cash) expenses[1]	(854)	(878)
o/w cost of goods sold[2]	(5,847)	(1,172)
o/w operating expenses[3]	(6,946)	(4,690)
o/w onerous provisions[2]	709	(709)
OPERATING (LOSS) INCOME	**(12,938)**	**(7,449)**

KEY FINANCIALS & FIGURES (€000's) (Unaudited)	Q4 2022	Q3 2022
o/w fair value movement – warrants[4]	2,085	3,841
o/w finance gain/ (loss), net	(141)	288
o/w share of loss of equity-accounted investees[5]	(136)	(240)
PRE-TAX (LOSS) / PROFIT	**(11,130)**	**(3,560)**

[1] The Q4 2022 expenses relates to the Company granting 57,896 RSU's to employees, directors and consultants during the year ended December 31, 2021, and 59,441 RSU's to employees during the nine months ended September 30, 2022. No RSU's were issued during Q4 2022. There were several vesting periods during Q3 2022, and this resulted in a lower quarterly expense for Q4 2022. In Q1 2022, the Company issued 2,128,554 options, in total, to five of its senior managers and all non-executive directors. As the RSUs and options awarded are dependent on future service being provided to the Company, the Company considers them to be service awards under IFRS 2 and classifies both the expected share awards in equity with a corresponding compensation expense in the income statement. These are non-cash expenses.

[2] Included here are impairment charges recorded against our inventory balance, which can be split into three categories as follows; (i) Exolum (€3.72 million) – we incurred an impairment charge of €1.17 million during Q3 2022 and in Q4 2022, we increased this impairment charge by €2.55 million as the project advanced. The total impairment booked during 2022 was €3.72 million which represents the expected loss for this project. In addition to the impairment charge recorded, we also recognized an onerous contract provision of €0.71 million during Q3 2022. This provision has been reversed in full during Q4 2022. (ii) Net Realizable Value (€2.94 million) – the provision recorded is against modules and HEVOs (both finished product and work-in-progress) which were manufactured to legacy design. Further costs will be incurred to re-conform these components for scheduled sales in 2023. (iii) Scrappage costs (€0.36 million) were incurred as part of the production of our product during 2022. All impairment charges recorded are non-cash items.

[3] These expenses are related with the operational activity of the Group. Our operating expenses increased by €2.26 million in Q4 2022. This increase can be summarised as follows:

- Amortization charge of €0.33 million related to the development expenditure incurred on our HEVO technology – Q4 2022 was the first full quarter of amortisation charges for this asset.
- Consulting & professional fees increased by €0.69 million which was driven by an increase in transactions that took place.
- Research and development costs relating to Evora (€0.69 million)
- Reserved capacity costs incurred with our outsourced production partner, MagP (€1.49 million)
- The above increases were offset by reductions in HR and travel related costs (€0.59 million).

[4] Derivatives are initially recognized at their fair value on the date the derivative contract and transaction costs are expensed to profit or loss. Warrants are subsequently re-measured at fair value at each reporting date with changes in fair value recognized in profit or loss. The fair value of the warrants is determined with reference to the prevailing market price on NASDAQ under the ticker HTOOW. No warrants have been exercised since Q1 2021. These fair value movements represent non-cash items.

[5] This relates to the Company's investment in Fusion Fuel Spain, S.L ("FFS"). The Company holds a 50% interest in FFS and extended a loan facility up to €2 million of which €1.18 million had been drawn down during the year ended December 31, 2022. The Company's investment in FFS is accounted for using the equity method. Under the equity method, the investment is initially recognized at cost. The carrying amount is adjusted to recognize changes in the Company's share of net assets of the joint venture since the acquisition date.

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02 – FINANCIAL DATA (UNAUDITED)

FUSION FUEL™

KEY FINANCIALS & FIGURES (€000's) (Unaudited)	Q4 2022	Q3 2022
Property, plant and equipment[1]	29,245	28,267
Intangible assets[2]	5,317	5,281
TOTAL NON-CURRENT ASSETS	**34,562**	**33,548**
Prepayments and other receivables[3]	5,108	4,299
Inventory[4]	10,944	12,053
VAT receivable[5]	3,672	6,574
Cash and cash equivalents	8,164	3,610
TOTAL CURRENT ASSETS	**27,888**	**26,536**
TOTAL ASSETS	**62,450**	**60,084**

KEY FINANCIALS & FIGURES (€000'S) (Unaudited)	Q4 2022	Q3 2022
Trade and other payables[6]	18,138	4,320
Cost accruals	1,636	1,558
Provisions	-	709
Derivative financial instruments - Warrants[7]	7,651	9,736
TOTAL LIABILITIES	**27,425**	**16,323**
TOTAL NET ASSETS	**35,025**	**43,761**

[1] The balance includes our Benavente facility (€4.13 million), our Évora demonstrator plants (€7.37 million), and our HEVO-Sul project in Sines, Portugal (€8.97 million). In addition, we have recognized Right-of-Use assets for our lease arrangements in accordance with IFRS 16 *Leases* (€8.53 million). Whilst the balance quarter on quarter has remained relatively stable, we recognized changes within the captions set out above due to the completion of the sale-and-leaseback of our Benavente facility in December 2022.

[2] Recognized here is the IP that transferred in connection with our merger in 2020 (€1.9 million) and the spend incurred on our HEVO technology to date (€2.61 million, net of amortization charges) along with spend on future iterations of the HEVO (€0.72 million).

[3] Advanced payments to supplier's accounts for €1.93 million of this balance. In addition, we have deferred consideration & deposit relating to the sale-and-leaseback transaction (€1.76m) and a grant receivable balance of €0.8m.

[4] Inventory is recorded net of a provision for impairment of €2.93 million.

[5] During Q4 2022, we received €3.79 million in reimbursements relating to VAT. We have submitted further reimbursement claims during Q1 2023 to date.

[6] €6.04 million of this balance represents amounts owed to suppliers. The remaining balance mostly relates to IFRS 16 *Leases* bookings (€8.32 million) and a grant liability of €2.93 million which relates to the grant funding received in December 2022 for our C-5 project that we have yet to commence.

[7] Derivatives are initially recognized at their fair value on the date the derivative contract and transaction costs are expensed to profit or loss. Warrants are subsequently re-measured at fair value at each reporting date with changes in fair value recognized in profit or loss. The fair value of the warrants is determined with reference to the prevailing market price of the warrants which trade on NASDAQ under the ticker HTOOW. The market price at December 31, 2022, was $0.92 (September 30, 2022: $ 1.07).

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02 – FINANCIAL DATA (UNAUDITED)

FUSION FUEL™

SHARES, WARRANTS AND EQUITY PLAN AT PERIOD END	Q4 2022	Q3 2022
ORDINARY SHARES		
Class A[1]	13,805,648	11,293,992
Class B[2]	-	2,125,000
TOTAL SHARES OUTSTANDING	**13,805,648**	**13,418,992**
WARRANTS OUTSTANDING	**8,869,633**	**8,869,633**
RSUs OUTSTANDING	**88,084**	**111,484**
OPTIONS OUTSTANDING[3]	**2,128,554**	**2,128,554**

[1] On June 6, 2022, we entered into an At the Market Issuance Sales Agreement ("the ATM") with B. Riley Securities, Inc., Fearnley Securities Inc., and H.C. Wainwright & Co., LLC, pursuant to which the Company may offer and sell, from time to time, through or to the agents, acting as agent or principle, shares of the Company's common stock having an aggregate offering price of up to $30 million under the Company's Form F-3 registration statement. During Q4 2022, we sold 386,657 class A ordinary shares for net proceeds of $1,480,833 at an average sales price of $4.02 per share. We paid $44,425 in commissions to agents as part of these trades. Between January 13, 2023 and February 17, 2023, we sold 603,679 class A ordinary shares for net proceeds of $2,275,176 at an average sales price of $3.91 per share. We paid $68,255 in commissions to agents as part of these trades.

[2] On December 6, 2022, holders of the class B ordinary shares converted such shares to class A ordinary shares on a 1 for 1 basis. There were no class B ordinary shares in issue at December 31, 2022.

[3] During Q1 2022, the Company issued 2,128,554 options to members of its executive committee and to all non-executive directors. These options were all issued under the 2021 Equity Incentive Plan, which commenced during Q3 2021 and provides the recipient with the option to exercise at a future point in time in exchange for one Class A Ordinary Share. Each option award includes a minimum strike price and has either service, market or non-market conditions attached. This is a non-cash expense. No options were issued or exercised during 2022.

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02 – FINANCIAL DATA (UNAUDITED)

FUSION FUEL™

GRANT REQUEST UPDATE – SUBSEQUENT TO DECEMBER 31, 2022 (€000's) (Unaudited)

GRANT INCOME	TOTAL ESTIMATED	TOTAL APPROVED	TOTAL INVOICED (TO DATE)
POSEUR – HEVO-Sul[1]	4,291	4,291	2,646
AICEP – Benavente (Cash portion only)[2]	4,420	4,420	814
C-14 – HEVO-Industria[3]	10,000	10,000	-
C-5 – H2 HEVO-SINES / R&D / Other[4]	36,000	36,000	3,378
Other grant applications[5]	25,000	9,400	-
TOTAL	**79,711**	**64,111**	**6,838**

[1] During the second quarter of 2021, Fusion Fuel submitted three projects to Portugal's Operational Program for Sustainability and Efficient Use of Resources (POSEUR) (About the Programme | POSEUR (portugal2020.pt)). One of these projects related to a company-owned HEVO-Sul project located in Sines, Portugal. We have received approval from the POSEUR for the HEVO-Sul project. The Portuguese government has allocated €40m in direct grants for the POSEUR program, which aims to support the production of green hydrogen and other renewable gases, and Fusion Fuel has been approved for €4.3m in grant for this project. The grant agreement has an effective date of 27 August 2021. At the beginning of August 2022, we submitted our first claim under this agreement, which amounted to €2.6m.

[2] On 31 December 2021, Fusion Fuel ("FF") entered an agreement with Agência para o Investimento e Comércio Externo de Portugal, E.P.E. ("AICEP") where AICEP approved a non-refundable investment grant. AICEP Portugal Global is an independent public entity of the Government of Portugal, with the goal of attracting foreign investment to Portugal and supporting the internationalization of Portuguese companies into the global economy (AICEP Portugal Global). The total value of this grant was €9.3m of which €4.4m related to 'cash' reimbursements with the remainder made up of tax credits to be utilized against future profits. Since May 2022, we have submitted two claims, totaling €0.8m.

[3] On August 18, 2022, we announced that we were successful with our application under the Component 14 ("C-14") of the Portuguese Recovery and Resilience Plan for our HEVO-Industria project in Sines, Portugal. The award of €10m marked the largest single-project grant award in the application. Our HEVO-Industria project will consist of our HEVO technology and a hydrogen refueling station.

[4] On December 7, 2022, we announced that we were successful with our application under the Component 5 ("C-5") of the Portuguese Recovery and Resilience Plan. €22.5m of the €36m awarded has been allocated to our H2 HEVO-SINES project in Sines, Portugal. Another €3.5m will be allocated to Fusion Fuel to R&D activities. The balance of the funding will be allocated to other projects within the consortium for which we are a technology partner. In December 2022, we received an initial drawdown of €3.38m from the €36m approved.

[5] Excludes the IPCEI submission as this project is so large it can significantly distort the values. In Spain, two projects with Fusion Fuel technology have been awarded €9.4m of grants

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ALL RIG HT S BELONG TO FUSION - FUEL 03 – TECHNOLOGY UPDATE

FUSION FUEL™

03 – HEVO MINI PEM ARCHITECTURE – A UNIQUE DIFFERENTIATOR

The HEVO, our patented miniaturized PEM electrolyzer, lies at the heart of our products. Its modular approach and simplified design unlocks a best-in-class levelized cost of hydrogen for decentralized, small to mid-scale plants



HEVO Gen4

- ✓ Membrane design requires less current for the same amount of power, optimizing electrical systems and enabling significant cost reductions
- ✓ Proprietary electrochemical cell design of individual cells improves long-term performance by protecting against system wide degeneration
- ✓ Modular approach reduces O&M cost and downtime, as individual HEVOs can be easily serviced or replaced in-situ
- ✓ Miniaturized design with higher-performing individual electrochemical cells by decreasing mismatch losses
- ✓ Designed for the use of inexpensive structural materials (e.g., injection-molded plastic, titanium stamping)
- ✓ Miniaturized and simplified engineering is designed for automated assembly, unlocking further cost reductions

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03 – PRODUCT SUITE

FUSION FUEL™

Focused product offering – HEVO-Solar and HEVO-Chain are complementary products that position us to design and deliver solutions for varying project sizes and location



HEVO-SOLAR™

Integrated solar-to-hydrogen generator

Superior Solar-to-Hydrogen conversion efficiency

Produces ~1 ton p.a. using solar power; can connect to other energy sources for continuous production

Heat recovery drives 14% gain in efficiency and minimized conversion losses due to integration of Concentrated Solar and HEVO micro-electrolyzer

Grid-independent and modular solution, requiring good solar irradiation levels and available land



HEVO-CHAIN™

Modular centralized PEM electrolyzer

Stackable units comprised of strings of interconnected HEVOs; up to 2.5 MW in containerized solution

Modular approach and stackable solution makes it versatile and allows for add-on capacity potential

Location & power agnostic; can be deployed connected to any source of renewable energy

High efficiency, market-leading PEM solution for small to midscale projects

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ALL RIG HT S BELONG TO FUSION - FUEL 04 – 2023 - 2025 BUSINESS PLAN

04 – FUSION FUEL COMMERCIAL STRATEGY

FUSION FUEL™

Pure-play hydrogen solutions company focusing on projects in Europe and North America

Producing proprietary HEVO miniaturized PEM electrolyzer at scale at manufacturing facility in Benavente, Portugal

- The HEVO-Solar, an integrated solar-to-hydrogen solution, enables off-grid, co-located green hydrogen production
- The HEVO-Chain, a modular centralized electrolyzer solution, will be available as of 1H24; designed for 2.5 MW per container

Unique commercial strategy of technology sales and project development diversifies revenue streams

Leveraging development and technology partnerships to execute own development pipeline, generating ~200 MW of byproduct technology sales through 2025

Creating value by securing strategic land, grant funding, and offtake agreements for our development portfolio

Multiple pathways to monetize project assets, including partial or total project sales to third parties

Fusion Fuel At a Glance

- Proprietary electrolyzer tech
- Project development, Tech sales, O&M
- ~1.5 GW project pipeline
- €50m+ grants secured
- 150+ employees, 3 continents

Select Commercial & Technical Partnerships

Fraunhofer, BALLARD, ZOILORÍOS GRUPO, exolum, TOSHIBA, KEME, ELECTUS ENERGY, dourogás, BLACK & VEATCH, Duferco Energia, TÜV SÜD

Note: overview of partnerships announced to date; 1.5 GW pipeline reflects projects in discussion, not necessarily confirmed orders

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FUSION FUEL™

04 – TECHNOLOGY SALES UPDATE

Fusion Fuel provides fit-for-purpose hydrogen solutions to customers, offering support from permitting through operation.
Robust tech sale pipeline with secured grants will serve as a template for expansion into larger projects

2023 orders are focused around five projects, of which four are already contracted. All five projects will use the HEVO-Solar solution

The HEVO-Chain is expected to be an industry leading solution for projects under 10 MW. We expect to deploy this solution in 2024 for mobility, small industrial plants and small-to-midsize gas blending opportunities

We have a diversified sales and revenue model with third party technology sales and our development pipeline

Technology sale pipeline for 2024 and 2025 is ~230 MW, of which pure third-party projects represent 30 MW;
over 200 MW of demand is attributable to projects from our own development pipeline

# of projects	Location	Uses	Electrolysis Capacity	Estimated Revenues
2	Portugal	▪ Mobility ▪ Industry	3 MW	€4m
5	Spain	▪ Mobility ▪ Industry ▪ Bottling ▪ HRS ▪ Project sale	10.4 MW	€30m
1	Italy	▪ Industry	1.25 MW	€4.5m
Total			14.65 MW	€38.5m


Madrid, Spain
Zaragoza, Spain
Castilla la Mancha, Spain
Sines, Portugal
Jaen, Spain
Sicily, Italy

Note: technology sale project list is not exhaustive, reflects the projects that are expected to be developed and delivered in 2023 and first half of 2024

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04 – PROJECT DEVELOPMENT APPROACH

FUSION FUEL™

Maximizing shareholder value through our development pipeline while installing HEVO technology at numerous projects. Executing the development portfolio will require third party partnerships and capital to reach commercial operations

Our Project Development approach seeks to secure key sites, licenses, grants and offtake opportunities for hydrogen projects

To date, Fusion Fuel has obtained land lease options on more than 300 hectares of strategic land, secured over €50m of grants

Greenfield development creates value as a source of technology sales pipeline and through potential monetization of significant project assets

As part of our development strategy, we are creating a development entity to develop projects and utilize financing from third party capital

Development activities are managed by members of senior leadership with substantial experience in project development

As the development portfolio exceeds near-term production capacity, and to maximize value, we will also look to utilize third party technology where appropriate for specific project opportunities

Project Development Strategy

- Secure strategic sites, licenses and grants
- Develop offtake partnerships
- Leverage 3rd party development capital and expertise

Key Benefits to Fusion Fuel

- Feeds into future technology sales pipeline. Currently ~200 MW of potential technology sales via own development pipeline through end of 2025
- Potential returns from the development projects (fees & equity returns)
- Already working on developing projects in five different markets

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04 – 2023-2025 BUSINESS PLAN

FUSION FUEL™

04 – 2023-2025 BUSINESS PLAN

Revenues & Gross Margins

- 2023 revenue forecast based on technology sales associated with committed orders and projects in advanced stages of development
- In 2023, we will also deliver Balance of Plant systems for the projects, doubling revenues associated with technology sales; therefore, revenue per MW is higher than Fusion Fuel's electrolyzer cost per MW
- The development economics (fees, equity returns & recurring hydrogen sales from own projects) are not included in projections
- Gross margins increasing with the deployment of the HEVO-Chain and the increased production optimization at Benavente

Working capital and CAPEX

- Expect to invest €15m in R&D and Benavente in 2023 and 2024 to boost manufacturing capacity to 200 MW and a further €10m in 2025 to expand to 500 MW going into 2026
- Investments in development projects estimated at €7m, mainly focused on bringing our large project portfolio to sufficient maturity for an investment partner
- Further project development capital will be required, and we will continue to pursue a strategy to engage with strategic partners where possible to take projects to final investment decision

	Guidance	Outlook	
	2023	2024	2025
MWs sold	11	70	150
Revenues	€25m	€80m	>€140m
Gross margin	<10%	25-35%	
SG&A	€17m	€18-20m p.a.	
Net Income / (Loss)	(€15m)	>€5m	€30m
Production Capacity	50 MW	120 MW	250 MW

Projections are based on the financial and business model of Fusion Fuel, constitute "forward-looking statements" and involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different. See disclosures and disclaimers at the start of this presentation.

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ALL RIG HT S BELONG TO FUSION - FUEL 05 – 2023 MILESTONES

ALL RIG HT S BELONG TO FUSION - FUEL 21 2 – 3 – 1 – 4 – SALES & GRANTS o 2023 revenue target contracted o 2024 pipeline with confirmed orders x Secure grants for company - owned plants and for third - party projects TECH DEVELOPMENT o Finalize trials and development of HEVO - Chain ▪ Introduce O 2 Capture System PROJECT DEVELOPMENT o Kick - off development of projects that will be in construction in 2023 and 2024 o Secure required licenses / permits for existing project portfolio Our five key milestones for 2023: PRODUCTION o Expand production capacity to 100 MW 5 – SAFETY x Health & Safety as a core pillar of Firm’s culture x Implement robust safety protocols o Zero safety incidents Company - wide x Complete o In Progress ▪ Not Yet Started 05 – 2023 MILESTONES

Q&A